PROSPECTUS SUPPLEMENT
(To Prospectus dated December 4, 1995)

$300,000,000

LOGO                 Associates Corporation
                     of North America


6% SENIOR NOTES DUE DECEMBER 1, 2002

Interest on the Notes is payable semiannually on June 1 and December 1 of each year, beginning June 1, 1996. The Notes are not redeemable prior to maturity.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                            PRICE TO             UNDERWRITING      PROCEEDS TO
                                            PUBLIC(1)            DISCOUNT          COMPANY(1)(2)
Per Note...............................     100.000%             .393%             99.607%
Total..................................     $300,000,000         $1,179,000        $298,821,000

--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from December 7, 1995 to date of delivery.

(2) Before deducting expenses payable by the Company estimated to be $290,000.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about December 7, 1995, against payment in immediately available funds.

SALOMON BROTHERS INC
          PAINEWEBBER INCORPORATED
                    BA SECURITIES, INC.
                              CHASE SECURITIES, INC.
                                       CHEMICAL SECURITIES INC.
                                               FIRST UNION CAPITAL MARKETS CORP.
                                                              MCDONALD & COMPANY
                                                                SECURITIES, INC.

The date of this Prospectus Supplement is December 4, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1995, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                          FOR THE NINE MONTHS
                                           FOR THE YEAR ENDED DECEMBER 31                  ENDED SEPTEMBER 30
                              --------------------------------------------------------    --------------------
                                1990        1991        1992        1993        1994        1994        1995
                              --------    --------    --------    --------    --------    --------    --------
                                                                                              (UNAUDITED)
                                                        (DOLLAR AMOUNTS IN MILLIONS)

REVENUE AND EARNINGS
Revenue --
  Finance charges............ $2,246.7    $2,753.2    $2,931.9    $3,250.7    $3,866.7    $2,794.6    $3,537.0
  Insurance premiums.........    212.7       202.5       209.9       242.2       293.5       211.8       245.4
  Investment and other income... 197.3       163.3       182.8       196.7       227.7       170.2       190.9
                              --------    --------    --------    --------    --------    --------    --------
                               2,656.7     3,119.0     3,324.6     3,689.6     4,387.9     3,176.6     3,973.3
Expenses --
  Interest expense...........  1,146.3     1,278.5     1,222.8     1,291.8     1,509.7     1,082.9     1,460.7
  Operating expenses.........    586.6       705.4       807.4       979.6     1,191.6       849.9     1,046.0
  Provision for losses on
     finance receivables.....    302.0       423.7       504.0       468.9       569.9       422.4       533.5
  Insurance benefits paid or
     provided................     96.8        91.1       100.0       114.9       144.1       108.7        99.9
                              --------    --------    --------    --------    --------    --------    --------
                               2,131.7     2,498.7     2,634.2     2,855.2     3,415.3     2,463.9     3,140.1
                              --------    --------    --------    --------    --------    --------    --------
Earnings Before Provision for
  Income Taxes and Cumulative
  Effect of Changes in
  Accounting Principles......    525.0       620.3       690.4       834.4       972.6       712.7       833.2
Provision for Income Taxes...    185.8       219.6       240.7       310.7       369.1       268.4       306.3
                              --------    --------    --------    --------    --------    --------    --------
Earnings Before Cumulative
  Effect of Changes in
  Accounting Principles......    339.2       400.7       449.7       523.7       603.5       444.3       526.9
Cumulative Effect of Changes
  in Accounting
  Principles(a)..............       --          --       (10.0)         --          --          --          --
                              --------    --------    --------    --------    --------    --------    --------
Net Earnings................. $  339.2    $  400.7    $  439.7    $  523.7    $  603.5    $  444.3    $  526.9
                               =======     =======     =======     =======     =======     =======     =======
Ratio of Earnings to Fixed
  Charges(b).................     1.46        1.48        1.56        1.64        1.64        1.65        1.57
                               =======     =======     =======     =======     =======     =======     =======

---------------

(a) The Company recorded a one-time cumulative effect of changes in accounting principles related to the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes".

(b) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                                     DECEMBER 31     SEPTEMBER 30
                                                                        1994             1995
                                                                     -----------     ------------
                                                                                     (UNAUDITED)
                                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.........................................  $   361.1       $    327.6
  Investments in Debt and Equity Securities
     Bonds and Notes................................................      567.6            864.0
     Stocks.........................................................       41.9             12.7
                                                                     ----------      -----------
          Total Investments in Debt and Equity Securities...........      609.5            876.7
  Finance Receivables, net of unearned finance income
     Consumer Finance...............................................   21,159.8         24,004.6
     Commercial Finance.............................................    9,815.9         11,065.6
                                                                     ----------      -----------
          Total Net Finance Receivables.............................   30,975.7         35,070.2
  Allowance for Losses on Finance Receivables.......................     (932.4)        (1,065.4)
  Other Assets......................................................    1,218.9          1,182.8
                                                                     ----------      -----------
          Total Assets..............................................  $32,232.8       $ 36,391.9
                                                                      =========       ==========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper...............................................  $11,640.5       $ 12,837.7
     Bank loans.....................................................      571.4               --
  Long-Term Debt, unsecured due within one year
     Senior.........................................................    1,973.1          2,575.5
     Subordinated...................................................         --               --
     Capital........................................................        0.1              0.1
  Accounts Payable and Accruals.....................................      726.0            909.5
  Insurance Policy and Claims Reserves..............................      545.6            594.7
  Long-Term Debt, unsecured
     Senior.........................................................   12,848.3         14,998.4
     Subordinated...................................................      141.2            141.2
     Capital........................................................        0.5              0.5
                                                                     ----------      -----------
          Total Long-Term Debt......................................   12,990.0         15,140.1
  Stockholders' Equity..............................................    3,786.1          4,334.3
                                                                     ----------      -----------
          Total Liabilities and Stockholders' Equity................  $32,232.8       $ 36,391.9
                                                                      =========       ==========

                             ---------------------

     On October 12, 1995, Ford Motor Company ("Ford"), the ultimate parent of the Company, announced that it is reviewing its own possible strategic actions, which could include a partial sale of the Company's immediate parent corporation, Associates First Capital Corporation. Ford has stated that whether any transaction would occur, and the possible timing of any such transaction, have not been determined.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company, will be issued under an indenture dated as of November 1, 1995 between the Company and The Chase Manhattan Bank (National Association), as Trustee ("Chase"), will be limited to $300,000,000 aggregate principal amount and will mature on December 1, 2002. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from December 7, 1995 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on June 1 and December 1 of each year, commencing on June 1, 1996, to the persons in whose names the Notes are registered at the close of business on the May 15 and November 15, as the case may be, next preceding such Interest Payment Date. Payment of interest will be made by check mailed to the persons entitled thereto; provided, however, that such payment of interest will be made by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by Chase not later than five business days prior to the record date for the applicable Interest Payment Date. Payment of principal at maturity will be made in immediately available funds upon surrender of a Note.

     The Notes may be presented for payment or for transfer or exchange at the Corporate Trust Office of Chase, presently located at 4 Chase MetroTech Center (3rd Floor), Brooklyn, New York 11245 or, at the option of the holder, at Chase's corporate trust facility in the Borough of Manhattan, The City of New York, presently located at Chase Institutional Trust Window, 1 Chase Manhattan Plaza, 1B, New York, New York 10081 or at any other office or agency maintained by the Company for such purpose. The Company may from time to time vary the location of any such offices but will at all times maintain an office or agency in the Borough of Manhattan for presentation for payment or for transfer or exchange. Wire transfer instructions shall be provided to Chase at either of the aforementioned offices.

     The Notes are to be issued only in registered form without coupons in denominations of $1,000 and any multiple of $1,000.

REDEMPTION

     The Notes are not redeemable prior to maturity.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to two series of Debt Securities issued under an indenture dated as of December 1, 1985. Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business. Chase is an affiliate of Chase Securities, Inc., one of the Underwriters.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name.

                                                                          PRINCIPAL
                                                                          AMOUNT OF
                  UNDERWRITER                                               NOTES
                                                                         -----------
        Salomon Brothers Inc...........................................  $150,000,000
        PaineWebber Incorporated.......................................    30,000,000
        BA Securities, Inc. ...........................................    25,000,000
        Chase Securities, Inc. ........................................    25,000,000
        Chemical Securities Inc. ......................................    25,000,000
        First Union Capital Markets Corp. .............................    25,000,000
        McDonald & Company Securities, Inc. ...........................    20,000,000
                                                                         ------------
                  Total................................................  $300,000,000
                                                                         ============

     The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions precedent. The Underwriters will be obligated to purchase all of the Notes if any of the Notes are purchased.

     The Company has been advised that the several Underwriters propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price which represents a concession not in excess of .30% of the principal amount. The Underwriters may allow and such dealers may reallow a concession, not in excess of .20% of the principal amount, to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments required to be made in respect thereof.

     The Company has been advised by the Underwriters that they currently intend to make a market in the Notes, but may discontinue such market making at any time without notice. The Company cannot predict the liquidity of any trading market for the Notes.

     In the ordinary course of their businesses, affiliates of BA Securities, Inc., Chase Securities, Inc., Chemical Securities Inc. and First Union Capital Markets Corp. have engaged, and may in the future engage, in commercial banking transactions with the Company.

                                 LEGAL OPINIONS

     The legality of the Notes will be passed upon for the Company by its Assistant General Counsel, Timothy M. Hayes, 250 Carpenter Freeway, Irving, TX 75062-2729, and for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, 125 West 55th Street, New York, New York 10019.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                          ------------------------

                              TABLE OF CONTENTS

                                       PAGE
           PROSPECTUS SUPPLEMENT
Summary Financial Information........  S-2
Description of the Notes.............  S-4
Underwriting.........................  S-5
Legal Opinions.......................  S-5
                PROSPECTUS
Available Information................    2
Documents Incorporated by
  Reference..........................    2
The Company..........................    3
Application of Proceeds..............    3
Description of Debt Securities.......    4
Description of Warrants..............    8
Plan of Distribution.................    9
Legal Opinions.......................   10
Experts..............................   10

$300,000,000

Associates Corporation
of North America

[LOGO]

6% SENIOR NOTES
DUE DECEMBER 1, 2002

SALOMON BROTHERS INC

PAINEWEBBER INCORPORATED

BA SECURITIES, INC.

CHASE SECURITIES, INC.

CHEMICAL SECURITIES INC.

FIRST UNION CAPITAL MARKETS CORP.

MCDONALD & COMPANY
 SECURITIES, INC.




PROSPECTUS SUPPLEMENT

DATED DECEMBER 4, 1995